Exhibit 99.1

First High-School Education Group Receives Delisting Notice from the New York Stock Exchange

BEIJING, China, November 17, 2022 /PRNewswire/ -- First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), an education service provider primarily focusing on high schools in Western China, today announced that on November 7, 2022, it was notified by the New York Stock Exchange (“NYSE”) that the staff of the NYSE Regulation has determined to commence proceedings to delist the American depositary shares, each representing three Class A Ordinary Shares (the “ADSs”) of the Company. Trading in the ADSs was suspended after the market close on the NYSE on November 7, 2022.

The NYSE Regulation reached its decision to delist the ADSs pursuant to Section 802.01B of the NYSE’s Listed Company Manual because the Company had fallen below the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least US$15,000,000.

The NYSE will file a Form 25-NSE with the Securities and Exchange Commission (the “SEC”), which will remove the ADSs from listing and registration on the NYSE. The Company expects that the ADSs or the underlying Class A Ordinary Shares will be eligible to be quoted on an appropriate tier of the OTC Markets. To the extent the ADSs or the underlying Class A Ordinary Shares are quoted on the OTC Markets, the Company expects that such markets may provide less liquidity than the NYSE and that the trading price of the securities may decline.

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)